

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Mr. Daniel J. Heinrich
Chief Financial Officer
The Clorox Company
1221 Broadway
Oakland, California 94612

      Re: Form 10-K for the Fiscal Year Ended June 30, 2010
              File No. 1-7151

Dear Mr. Heinrich:

      We have completed our review of your filings and do not have any further comments at this time.

               Sincerely,

               Rufus Decker
               Accounting Branch Chief